UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ARCUTIS BIOTHERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
03969K108
(CUSIP Number of Class of Securities)
Todd Franklin Watanabe
President and Chief Executive Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361
(805) 418-5006
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Ross McAloon Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Mas Matsuda General Counsel and Corporate Secretary 3027 Townsgate Road, Suite 300 Westlake Village, CA 91361 (805) 418-5006

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM  1    SUMMARY TERM SHEET.
The information set forth under the caption “Summary Term Sheet – Overview” and “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Shares of Common Stock for Replacement RSU Awards, dated January 16, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
ITEM  2    SUBJECT COMPANY INFORMATION.
(a)    Name and Address. Arcutis Biotherapeutics, Inc., a Delaware corporation (“Arcutis” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. Arcutis maintains its principal executive offices at 3027 Townsgate Road, Suite 300, Westlake Village, CA, 91361. Arcutis’s telephone number is (805) 418-5006. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Arcutis)” is incorporated herein by reference.
(b)    Securities. This Tender Offer Statement on Schedule TO relates to an offer by Arcutis to eligible employees and consultants to exchange certain outstanding eligible stock options (“Eligible Options”) to purchase up to an aggregate of 5,108,908 shares of Arcutis’s common stock, par value $0.0001 per share (the “Common Stock”), for a lesser number of new restricted stock units (“RSUs”), calculated in accordance with specified exchange ratios. The RSUs will be granted under the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange and the Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively, the other exhibits hereto, and other related materials as may be amended or supplemented from time to time. Non-employee members of Arcutis’s board of directors are not eligible to participate in the Option Exchange, even if they are also serving as a consultant to Arcutis. Eligible employees must be employed, and eligible consultants must be retained by Arcutis, at the beginning and end of the offering period, and must not have submitted a notice of resignation or been notified by Arcutis that their employment or consultancy, respectively, is being terminated.
The actual number of shares of Common Stock subject to the RSUs to be issued in the Option Exchange will depend on the number of shares of Common Stock subject to the options tendered by eligible employees and consultants and accepted for exchange and cancelled.
The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risks Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSU Awards),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement RSU Awards)” is incorporated herein by reference.
(c)    Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Shares of Common Stock Underlying the Options)” is incorporated herein by reference.
ITEM  3    IDENTITY AND BACKGROUND OF FILING PERSON.
(a)    Name and Address. Arcutis is both the filing person and the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
ITEM  4    TERMS OF THE TRANSACTION.
(a)    Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),”

“Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSU Awards),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Shares of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement RSU Awards),” “Section 9 (Information Concerning Arcutis),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference..
(b)    Purchases. The information set forth in “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)”is incorporated herein by reference.
ITEM  5    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through (d)(3) are incorporated herein by reference.
ITEM  6    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)    Purposes. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.
(b)    Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement RSU Awards),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)”is incorporated herein by reference.
(c)    Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.
ITEM  7    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)    Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement RSU Awards)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.
(b)    Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.
(c)    Borrowed Funds. Not applicable.
ITEM  8    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)    Securities Ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.
(b)    Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

ITEM  9    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)    Solicitations or Recommendations. Not applicable.
ITEM  10    FINANCIAL STATEMENTS.
(a)    Financial Information. The information set forth in the Offer to Exchange and “This Offer – Section 9 (Information Concerning Arcutis)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b)    Pro Forma Financial Information. Not applicable.
ITEM  11    ADDITIONAL INFORMATION.
(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.
(b)    Other Material Information. Not applicable.
ITEM  12    EXHIBITS.
The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
ITEM  13    INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024	Arcutis Biotherapeutics, Inc.

	By:	/s/ Mas Matsuda
Name: Mas Matsuda
Title: General Counsel and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated January 16, 2024
(a)(1)(ii)	Form of Initial Email Communication
(a)(1)(iii)	Terms of Election
(a)(1)(iv)	Form of Email Confirmation to Eligible Employees and Consultants
(a)(1)(v)	Form of Reminder Email Communications
(a)(1)(vi)	Screenshots of Option Exchange Website
(a)(1)(vii)	Option Exchange Frequently Asked Questions
(a)(1)(viii)	Option Exchange Presentation to Employees and Consultants
(a)(1)(ix)	Communication to Eligible Participants (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 11, 2024)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)
2017 Equity Incentive Award Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the SEC on January 6, 2020)

(d)(2)
Arcutis Biotherapeutics, Inc. 2020 Equity Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A, as filed with the SEC on January 21, 2020)

(d)(3)
Arcutis Biotherapeutics, Inc. 2022 Employment Inducement Incentive Plan and forms of award agreements (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, as filed with the SEC on February 22, 2022)

(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table